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SEC FILE NUMBER
001-32590

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Community Bankers Trust Corporation

Full Name of Registrant

Former Name if Applicable

4235 Innslake Drive

Address of Principal Executive Office (Street and Number)
Glen Allen, Virginia 23060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Community Bankers Trust Corporation (the “Company”) was incorporated in April 2005 as a blank check company whose objective was to merge with or acquire an operating commercial bank or bank holding company. On May 31, 2008, the Company acquired TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc., each of which was a Virginia based bank holding company. On November 21, 2008, the Company’s subsidiary, Bank of Essex (“BOE”), acquired certain assets and assumed all deposit liabilities of The Community Bank (Georgia) from the Federal Deposit Insurance Corporation (“FDIC”), as receiver for The Community Bank. On January 30, 2009, BOE acquired certain assets and assumed all deposit liabilities of Suburban Federal Savings Bank (Maryland) from the FDIC, as receiver for Suburban Federal Savings Bank. All acquisitions have been previously reported by the Company in filings it has made with the Securities and Exchange Commission.

The Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2008 on or before March 16, 2009 because of the substantial attention the Company’s management has had to give to the acquisition and integration of the two failed banking institutions described above (The Community Bank and Suburban Federal Savings Bank). There has been a delay in obtaining and compiling information required to be included in such filing, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company will file the Form 10-K as soon as practicable and expects to file such report no later than March 31, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bruce E. Thomas	(804)	934-9999
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations will change significantly from the previous fiscal year due to the May 2008 acquisitions of TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc., and the Company’s Bank of Essex subsidiary acquiring certain assets and assuming all deposit liabilities of The Community Bank (Georgia) in November 2008, as described in Part III above. The Company’s 2007 fiscal year covered the operations of a blank check company and, as a result of the acquisitions described above, the Company’s activities significantly increased during its 2008 fiscal year. Certain items from the Company’s income statement that will show a significant difference between the Company’s 2007 and 2008 fiscal years are interest income, interest expense, provision for loan losses, noninterest income, noninterest expense and other items pertinent to the results of operations of a bank holding company. The Company is not making estimates of results herein because appropriate information upon which to make such estimates is not available as of the time of this filing. The Company will file the Form 10-K as soon as practicable and expects to file such report no later than March 31, 2009.

Community Bankers Trust Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Bruce E. Thomas

Name: Bruce E. Thomas
Title: Senior Vice President and Chief Financial Officer